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                              August 18, 2021

       Hong - Jung Chen
       Chief Executive Officer
       Maxpro Capital Acquisition Corp.
       5/F-4, No. 89
       Songren Road, Xinyi District
       Taipei City 11073

                                                        Re: Maxpro Capital
Acquisition Corp.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed August 3,
2021
                                                            File No. 333-258091

       Dear Mr. Chen:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment 1 to Form S-1

       Capitalization, page 83

   1. We note that you are offering 10,000,000 shares of Class A common stock as part of your initial public offering
of units, but only show 9,322,355 shares of Class A common stock subject to possible
redemption in your Capitalization table. Please tell us how you considered the guidance
in ASC 480-10-S99-3A, which requires securities that are
                                                        redeemable for cash or
other assets to be classified outside of permanent equity if they are redeemable (1) at a
fixed or determinable price on a fixed or determinable date, (2) at the option of the holder,
or (3) upon the occurrence of an event that is not solely within the control of the issuer,
in concluding that all 10,000,000 shares of Class A common stock were not required to be
presented outside of permanent equity and part of shares subject to
 Hong - Jung Chen
Maxpro Capital Acquisition Corp.
August 18, 2021
Page 2
      possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin Martin at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameHong - Jung Chen
                                                           Division of
Corporation Finance
Comapany NameMaxpro Capital Acquisition Corp.
                                                           Office of Real
Estate & Construction
August 18, 2021 Page 2
cc:       Andrew Tucker, Esq.
FirstName LastName